PRESS RELEASE
FOR IMMEDIATE PUBLICATION	EXHIBIT 99.1

TIW ACCEPTS TO SELL INTEREST IN INDIAN ASSETS

Montréal, Canada, December 12, 2003 - Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that it has received from Bharti Cellular Limited a binding offer to sell the 27.5% direct equity interest it holds in Hexacom India Limited ("Hexacom") for proceeds of US$ 22.5 million.

The Company has accepted the offer, which remains subject to certain conditions precedent, including regulatory and other approvals, and has provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement.

If all conditions precedent are met, the sale pursuant to the offer or pursuant to the rights of first refusal is scheduled to close within the next two months.

The Company also holds a 14.7% indirect interest in Hexacom through its minority interest in a holding company controlled by Rajastan Telecom Limited. The Company also expects to dispose of this remaining interest concurrently with the closing of the offer for the 27.5% direct equity interest in Hexacom. In light of existing contractual arrangements and the potential opposition to such transaction by the controlling shareholder in the holding company through which this interest is held, there can be no assurance that such further disposition will be completed or, if completed, will yield any material net proceeds to the Company.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.6 million managed subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca